UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

Change of Directorships

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 16 July 2005 Mr. Chen Zhaobin resigned as the Executive Director and President of the Company, for the reason of the need of work arrangement. Mr. Chen also ceased to be the authorised representative of the Company in Hong Kong.

Mr. Chen confirmed that there is no disagreement with the Board of the Company and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

The Board also announces that having considered the recommendation made by the Nomination Committee of the Company, Mr. Ni Yifeng was appointed as the Executive Director and President of the Company with effect from 16 July 2005.

Mr. Ni Yifeng, aged 57, was appointed as the Executive Director and President of the Company on 16 July 2005. He is responsible for the overall management of the Company.

Mr. Ni graduated from the Research Institute of Chinese Academy of Social Science and obtained a MBA degree from the Chinese University of Hong Kong and accredited as Senior Accountant in China. He is currently Vice President of China Satellite Communications Corporation, which is the holding company of one of the shareholders of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. He also is the Chairman of a listed company in Shanghai, China, namely Chinasatcom Guomai Communications Co. Ltd.. He held the posts of Deputy Director of Planning Department, Deputy Director of Finance Department, and Deputy Director General of Directorate-General of Telecommunications of Ministry of Post and Telecommunications (presently known as Ministry of Information Industry). He was also President and Vice Chairman of Guoxin Paging Company Limited and Deputy General Manager of China Telecommunications Broadcast Satellite Corporation, which is one of the shareholder of APT International. Mr. Ni has over 30 years’ experience in post and telecommunication fields and abundant experience in corporate management.

Mr. Ni is also the authorised representative of the Company in Hong Kong. He is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, APT Telecom Services Limited, Ying

Fai Realty (China) Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited and APT Satellite Link Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT International, the substantial shareholder of the Company. Mr. Ni is also the Director of APT International.

Save as disclosed above, Mr. Ni Yifeng does not hold any other position with the Company and other members of the Company, nor has any directorship in other listed public companies in the last three years. He has no other relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Ni has not entered into any service contract with the Company, nor was appointed for a specific term. In addition, pursuant to the Bye-law 87 of the Company, Mr. Ni will not retire from the office of Director by rotation, whilst holding the office of President. Mr. Ni’s emolument is yet to be determined but it will be determined in general meeting in accordance with the Bye-Laws of the Company with reference to the recommendation provided by the Company’s Remuneration Committee in accordance with its Terms of Reference to the Board.

Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company.

The Board would like to thank Mr. Chen Zhaobin and expresses its appreciation for his contribution and service to the Company for the period. The Company warmly welcomes Mr. Ni Yifeng joining the Board.

By Order of the Board
Dr. Brian Lo
Company Secretary

Hong Kong, 16 July 2005

The Directors as at the date of this announcement are as follows:

Executive Directors:
Ni Yifeng and Tong Xudong

Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Lim Wee Seng, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lim Wee Seng)

Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: July 18, 2005.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President